SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   May 4, 2005
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                        Commission File Number: 000-50825

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                                 GPC BIOTECH AG
             (Exact name of registrant as specified in its Charter)
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                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600
              (Address of registrant's principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                 Form 40-F
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                     No           X
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                     No           X
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         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No           X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                      INDEX



Exhibit 1 Press release announcing quarterly earnings and unaudited financial statements issued by GPC Biotech AG, dated May 4, 2005.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 4, 2005
                                         GPC BIOTECH AG


                                         By:      /s/ Bernd Seizinger
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                                         Name:    Bernd Seizinger, M.D., Ph.D.
                                         Title:   President & CEO

                                         By:      /s/ Mirko Scherer
                                            ------------------------------------
                                         Name:    Mirko Scherer, Ph.D.
                                         Title:   Senior Vice President & CFO